August 28, 2020

Digital Landscape Group, Inc.

Registration Statement on Form S-4

Filed July 29, 2020

CIK No. 0001810739

Dear Mr. Regan:

This letter is submitted on behalf of Digital Landscape Group, Inc. (the “Company”) in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter to the Company dated August 21, 2020 with respect to the registration statement on Form S-4 filed with the Commission on July 29, 2020 (the “Registration Statement”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.

Form S-4 filed July 29, 2020

Unaudited Pro Forma Condensed Combined Financial Information

Items Not Adjusted in the Unaudited Pro Forma Condensed Combined Financial Information, page 63

1.

We note your response to prior comment 12. We note that the compensation paid to the Associated Partners management team related only to Associated Group Management’s management of the investments in the APW Group and other Associated Partners portfolio companies. We also note that following the APW Acquisition, the company’s business encompasses both the investment management role formerly performed at the Associated Group Management level and the business operations previously conducted at the APW Group level. As it appears the activities formerly performed by the Associated Partners management team will continue post acquisition, please provide more details of why you believe that such costs should not be allocated to APW Group and reflected in its historical consolidated statements of operations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the activities formerly performed by the Associated Partners management team are qualitatively different than the activities being performed by such employees following the APW Acquisition. Prior to the APW Acquisition, such individuals were employees of a general partner responsible for managing Associated Partners and its investments in various businesses and portfolio companies, including the APW Group, for the benefit of Associated Partners’ limited partners. As a result, such employees were dedicated to working on numerous investments. Although oversight of Associated Partners’ investment in the APW Group was part of the employees’ responsibilities, the day-to-day management of the APW Group business was performed by the dedicated, full-time APW Group personnel. APW Group personnel were directly responsible for the executive and financial functions of the business, as well as sales, operations (including property management of assets in 19 countries) and all legal and HR-related functions (including the hiring and firing of employees and retaining contractors). Associated Partners’ management team functioned largely in a Board-like capacity with respect to the APW Group prior to the APW Acquisition.

Following the APW Acquisition, the Associated Partners management team became employees of the Company and assumed the responsibility for directly and actively managing all aspects of the Company’s business. This includes management of the operational, financial, HR, legal and other aspects of the business, as well as responsibility for the results of the APW Group. The APW Group management personnel that historically performed these management functions prior to the APW Acquisition are currently either no longer employed by the Company or are performing different functions. As a result, the Associated Partners management team now directly reports and is accountable to the Company’s Board of Directors for the performance of the APW Group. The scope and nature of their roles as employees of the Company following the APW Acquisition are therefore fundamentally different than the scope and nature of their roles at Associated Partners prior to the APW Acquisition. While the Company considered that its disclosure related to the compensation paid to the Associated Partners management team prior to the APW Acquisition would be of potential interest to investors, the Company believes it would be inappropriate to allocate such costs to the APW Group in its historical consolidated statements of operations and is prepared to eliminate these references if the Staff disagrees.

In conclusion, the Company believes that the consolidated financial statements of APW Group for all periods prior to the APW Acquisition include all costs of doing business, following the guidance in Staff Accounting Bulletin Topic 1B1 Questions 1 and 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business

EBITDA and Adjusted EBITDA, page 73

2.

We note your response to prior comment 4. We note that you continue to disclose on page 74 your estimate of the historical selling, general, and administrative costs related to the acquisition of revenue producing assets. As previously requested, please tell us why you believe this disclosure is appropriate and provides useful information to investors regarding your financial condition and results of operations. In your response please tell us how you estimated such costs and include a discussion of the frequency with which you have acquired revenue producing assets in the past, and whether you expect that trend to continue in future periods.

Response: The Company advises the Staff that in its next filing of the Registration Statement, it will delete the referenced disclosure.

Acquisition Capex, page 74

3.

We note your response to prior comment 5. It appears that your measure of Acquisition Capex is designed to reflect costs incurred to acquire revenue producing assets as assets before they meet the criteria to be capitalized in accordance with US GAAP. Please explain to us how you considered the guidance in question 100.04 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures in determining whether the measure employs a tailored accounting principle. In your response, please explain to us how your measure is designed to ensure that committed contractual payments are not included as investments in real property interests in the subsequent period.

Response: The Company acknowledges the Staff’s comments and advises the Staff that in its next filing of the Registration Statement, the Company will add the following incremental disclosure to footnote (3) on pages 13, 53 and 74:

“The Company’s payments for its acquisitions of real property interests consist of either a one-time payment upon the acquisition or up-front payments with contractually committed payments made over a period of time, pursuant to each cell site leasehold interest agreement. In all cases, the Company contractually acquires all rights associated with the underlying revenue-producing assets upon entering into the agreement to purchase the real property interest and records the related assets in the period of acquisition.”

Further, the Company advises the Staff that committed contractual payments for investments in real property interests and related intangible assets are initially recorded upon the acquisition of the cell site leasehold interest as a liability on a discounted basis and therefore represent a noncash investing activity in the period of acquisition. All future payments that settle this obligation are reported in the Company’s statement of cash flows as financing activities and therefore are not included in the investments in real property interests and related intangible assets – cash, the most comparable GAAP measure in the reconciliation of Acquisition Capex. As a result, the Company’s measure of Acquisition Capex does not have the effect of reflecting costs incurred to acquire revenue producing assets as assets before they meet the criteria to be capitalized in accordance with US GAAP.

Finally, as the Company’s measure of Acquisition Capex reflects costs incurred in connection with acquiring revenue-producing assets in the period required under US GAAP, the Company believes that Acquisition Capex is not an individually tailored asset recognition method that is in violation of Rule 100(b) of Regulation G and therefore is not precluded under the Staff’s guidance in question 100.04 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures.

Annualized In-Place Rents, page 75

4.

We note your response to prior comment 7. Given the limitation of providing a quantitative reconciliation of this measure, please tell us how you considered discussing the difference between your revenue recognition policy and your calculation of annualized in-place rents. Also, revise to discuss why management believes the presentation of this measure provides valuable additional information for users of the financial statements in assessing your financial performance and growth.

Response: The Company acknowledges the Staff’s comment and advises the Staff that in its next filing of the Registration Statement the Company will add the following incremental disclosure, as designated below in bold, italic text, on page 75, with conforming updates to be made throughout the Registration Statement where applicable, to discuss in more detail the difference between the Company’s revenue recognition policy and its calculation of annualized in-place rents, as well as better to explain why management believes that the references to annualized in-place rents provide valuable additional information for users of the financial statements in assessing the Company’s financial performance and growth:

Annualized In-Place Rents

Annualized in-place rents is a non-GAAP measure that measures performance based on annualized contractual revenue from the rents expected to be collected on ~~the~~ leases owned and acquired (“in place”) as of the measurement date. Annualized in-place rents is calculated using the implied monthly revenue from all revenue producing leases that are in place as of the measurement date multiplied by twelve. Implied monthly revenue for each lease is calculated based on the most recent rental payment made under such lease. Management believes the presentation of annualized in-place rents provides valuable additional information for users of the financial statements in assessing our financial performance and growth. In particular, management believes the presentation of annualized in-place rents provides a measurement at the applicable point of time as opposed to revenue, which is recorded in the applicable period on revenue-producing assets in place as they are acquired. Annualized in-place rents has important limitations as an analytical tool because it is calculated at a particular moment in time, the measurement date, but implies an annualized amount of contractual revenue. As a result, following the measurement date, among other things, the underlying leases used in calculating the annualized in-place rents financial measure may be terminated, new leases may be acquired, or the contractual rents payable under such leases may not be collected, all of which could cause the recorded revenue to differ from annualized in-place rents. In these respects, among others, annualized in-place rents differs from “revenue”, which is the closest comparable GAAP measure and which represents all revenues (contractual or otherwise) ~~actually received~~ earned over the applicable period. Revenue is recorded as earned over the period in which the lessee is given control over the use of the wireless communication sites and recorded over the term of the lease. You should not consider annualized in-place rents or any of the other non-GAAP measures we utilize as an alternative or substitute for our results. The following is a comparison of annualized in-place rents to revenue, the most comparable GAAP measure:

*            *             *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett
D. Scott Bennett

Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Mr. Jay Birnbaum

General Counsel

Digital Landscape Group, Inc.

660 Madison Avenue, Suite 1435

New York, New York 10065

VIA E-MAIL